February 24, 2025

How Meng Hock
Chief Executive Officer
OMS Energy Technologies Inc.
10 Gul Circle
Singapore 629566

       Re: OMS Energy Technologies Inc.
           Amendment No. 5 to Registration Statement on Form F-1
           Filed February 13, 2025
           File No. 333-282986
Dear How Meng Hock:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 10, 2025 letter.

Amendment No. 5 to Registration Statement on Form F-1
Prospectus Summary, page 1

1. We note your response to prior comment 1. Please disclose the specific monetary effects of the differences in basis of accounting and the impact to revenue, gross margin, and net profit. This disclosure should immediately follow the fluctuation discussion.
 February 24, 2025
Page 2

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-
551-3574 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Yarona Yieh